

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 12, 2011

<u>via U.S. mail and facsimile</u>

William M. Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota 55431

> **RE:** **Donaldson Company, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed September 24, 2010**
> **Schedule 14A Filed on October 1, 2010**
> **Additional Definitive Proxy Soliciting Materials**
> **Filed on October 1, 2010**
> **Additional Definitive Proxy Soliciting Materials**
> **Filed on November 5, 2010**
> **File No. 1-7891**

Dear Mr. Cook:

     We have completed our review of your filings and do not have any further comments at this time.

     Sincerely,

     Terence O'Brien
     Accounting Branch Chief